Exhibit 1

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Class of Security	Securities (Sold)	Price ($)	Date of Purchase

STEEL CONNECT SUB LLC

Common Stock	(45,432)	8.6453	02/09/2026
Common Stock	(11,365)	8.6306	02/10/2026
Common Stock	(133,824)	8.6380	02/11/2026
Common Stock	(2,422)	8.7000	02/12/2026
Common Stock	(23,123)	8.6213	02/13/2026
Common Stock	(16,230)	8.6303	02/18/2026